
SWIRE PACIFIC

Our Ref: CSA/PAC1/24




06010469

23rd January 2006

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published today in The Standard for your record.

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

Encl.
c.c. Brian Ho (BONY NY)

DF/RK/ph
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2006.doc

The Standard Monday, January 23, 2006

 SWIRE PACIFIC

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes: 00019 and 00087)

Announcement

Acquisition of the Remaining 50% Interest in Festival Walk
Connected and Discloseable Transaction

The Directors announce that on 20th January 2006, Newmarket, a wholly-owned subsidiary of CITIC Pacific, CITIC Pacific, Swire Properties and Swire Pacific have entered into a conditional agreement for the acquisition by Swire Properties of the CITIC Group's entire 50% interest in Festival Walk for a cash consideration of HK$6,180 million, subject to Adjustment by reference to FWHL's working capital at completion of the Acquisition Agreement. Swire Properties (which is wholly owned by Swire Pacific) is the owner of the remaining 50% interest in Festival Walk. On completion of the Acquisition Agreement, Festival Walk will be wholly owned by Swire Properties.

CITIC Pacific is a substantial shareholder of a subsidiary of Swire Pacific. Newmarket is a wholly-owned subsidiary of CITIC Pacific. CITIC Pacific and Newmarket are therefore connected persons of Swire Pacific. The applicable percentage ratios as defined under Rule 14.07 of the Listing Rules for the Acquisition exceed 5% but are less than 25%. Accordingly, the Acquisition constitutes a connected and discloseable transaction for Swire Pacific and is subject to the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules and the disclosure requirements of Chapter 14 of the Listing Rules.

A circular containing the particulars of the Acquisition Agreement, a letter from the independent board committee, a valuation report in relation to Festival Walk, a letter from the independent financial adviser and a notice to convene the EGM, will be despatched to the shareholders of Swire Pacific as soon as practicable.

THE ACQUISITION AGREEMENT

Date: 20th January 2006

Parties:
(1) Newmarket, as seller of the one ordinary share in the issued share capital of Supreme Luck (which is part of the Sale Interest)
(2) Swire Properties, as purchaser of the Sale Interest
(3) CITIC Pacific, as seller of the shareholder's loan in the amount of HK$3,252 million to Supreme Luck (which is part of the Sale Interest) and as Newmarket's guarantor
(4) Swire Pacific, as purchaser's guarantor

Assets involved

The CITIC Group's entire 50% interest in Festival Walk is represented by one ordinary share in the issued share capital of Supreme Luck and a shareholder's loan in the amount of HK$3,252 million from CITIC Pacific to Supreme Luck. Supreme Luck is an indirect wholly-owned subsidiary of CITIC Pacific and holds a 50% equity interest in FWHL. Swire Properties (which is wholly owned by Swire Pacific) is the owner of the remaining 50% interest in Festival Walk. On completion of the Acquisition Agreement, Festival Walk will

approval requirements of Chapter 14A of the Listing Rules and the disclosure requirements of Chapter 14 of the Listing Rules.

The CITIC Group is engaged in a diversified range of businesses in Hong Kong and Mainland China, including manufacturing of special steel, property development and investment, basic infrastructure (such as power generation, aviation, tunnels and communications) and distribution of motor vehicles and consumer products.

An independent board committee, comprising independent non-executive Directors will be appointed to advise the shareholders of Swire Pacific, and an independent financial adviser will be appointed to advise the independent board committee and the shareholders, on whether the terms of the Acquisition Agreement are fair and reasonable and in the interests of the shareholders of Swire Pacific as a whole.

A circular containing the particulars of the Acquisition Agreement, a letter from the independent board committee, a valuation report in relation to Festival Walk, a letter from the independent financial adviser and a notice to convene the EGM, will be despatched to the shareholders of Swire Pacific as soon as practicable.

Consideration for the Acquisition
The consideration for the Acquisition is HK$6,180 million (which is payable in cash on completion), subject to Adjustment by reference to FWHL's working capital at completion. The consideration was determined after arm's length negotiation between the parties and having regard to an independent valuation of HK$12,338 million by DTZ Debenham Tie Leung for the whole of Festival Walk as at 31st December 2005 undertaken for the purpose of preparing the audited consolidated accounts of Swire Pacific as at that date.

Completion
Completion of the Acquisition is conditional upon (a) CITIC Pacific obtaining all approvals required under the Listing Rules and (b) Swire Pacific obtaining all approvals required under the Listing Rules, in each case on or before 28th April 2006 (or such later date as the parties may agree).

Completion shall take place within three business days after the last of the above conditions have been satisfied.

INFORMATION RELATING TO SUPREME LUCK AND FWHL
Supreme Luck is an indirect wholly-owned subsidiary of CITIC Pacific and an investment holding company. Its sole asset is the 50% interest in FWHL referred to above, which represents the CITIC Group's entire interest in FWHL.

FWHL is the owner of the shopping and commercial complex known as "Festival Walk" with a gross floor area of approximately 1.21 million square feet located at Kowloon Tong, Kowloon.

The net book asset value of the Sale Interest as at 31st December 2004 was HK$3,109 million based on the audited financial statements of Supreme Luck for the year ended 31st December 2004 prepared in accordance with generally accepted accounting principles in Hong Kong. The net profits (both before and after taxation and extraordinary items) of Supreme Luck for the two financial years immediately preceding the Acquisition, as extracted from its audited financial statements prepared in accordance with generally accepted accounting principles in Hong Kong are set out below:

Year ended 31st December	Profit before Taxation (HK$)	Profit after Taxation (HK$)
2004	126,221,450	126,221,450
2003	90,811,701	90,811,701

REASONS FOR AND BENEFITS OF THE ACQUISITION
Festival Walk is one of Hong Kong's leading mixed-use property developments, comprising a 980,000 square foot shopping mall, including an ice-skating rink and cinemas, and 230,000 square feet of offices, and is linked to a transport interchange with the Kowloon-Canton Railway and the Mass Transit Railway. It was developed, and has been managed, by Swire Properties since opening in late 1998. Festival Walk is a core asset in the Swire Properties investment property portfolio and the acquisition of the remaining 50% interest held by the CITIC Group enables Swire Pacific to obtain full ownership of this asset on terms which it considers to be appropriate.

The Directors (other than the independent non-executive directors whose views will be set out in the circular to be dispatched to the shareholders together with the advice of the independent financial adviser) consider that the terms of the Acquisition Agreement are normal commercial terms and are fair and reasonable and in the interests of the shareholders of Swire Pacific as a whole.

GENERAL
Swire Pacific is an investment holding company. Swire Properties is a wholly-owned subsidiary of Swire Pacific and the principal activities of Swire Properties are property development and property investment.

CITIC Pacific is a substantial shareholder of a subsidiary of Swire Pacific. Newmarket is a wholly-owned subsidiary of CITIC Pacific. CITIC Pacific and Newmarket are therefore connected persons of Swire Pacific. The applicable percentage ratios as defined under Rule 14.07 of the Listing Rules for the Acquisition exceed 5% but are less than 25%. Accordingly, the Acquisition constitutes a connected and discloseable transaction for Swire Pacific and is subject to the reporting, announcement and independent shareholders'

DEFINITIONS

"Acquisition" The Acquisition of the Sale Interest pursuant to the terms of the Acquisition Agreement.

"Acquisition Agreement" The sale and purchase agreement dated 20th January 2006 entered into between Newmarket, Swire Properties, CITIC Pacific and Swire Pacific in respect of the Acquisition.

"Adjustment" An adjustment such that if FWHL's working capital at completion of the Acquisition Agreement is:
(i) a positive amount, an amount equal to 50% of such positive amount is to be added to the consideration, or
(ii) a negative amount, an amount equal to 50% of such negative amount is to be deducted from the consideration.

"Board" The board of Directors.

"CITIC Group" CITIC Pacific and its subsidiaries.

"CITIC Pacific" CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange.

"Directors" The directors of Swire Pacific.

"EGM" Extraordinary General Meeting of Swire Pacific.

"Festival Walk" The shopping and commercial complex known as "Festival Walk" located at Kowloon Tong, Kowloon.

"FWHL" Festival Walk Holdings Limited, which is a company owned as to 50% by Swire Properties and 50% by Supreme Luck and is the owner of Festival Walk.

"Listing Rules" The Rules Governing the Listing of Securities on the Stock Exchange.

"Newmarket" Newmarket Holdings Limited, which is a wholly-owned subsidiary of CITIC Pacific and holds 100% of the issued share capital in Supreme Luck.

"Sale Interest" One ordinary share in the issued share capital of Supreme Luck and a shareholder's loan in the amount of HK$3,252 million from CITIC Pacific to Supreme Luck.

"Stock Exchange" The Stock Exchange of Hong Kong Limited.

"Supreme Luck" Supreme Luck Investments Ltd., which is an indirect wholly-owned subsidiary of CITIC Pacific and holds 50% of the issued share capital in FWHL.

"Swire Pacific" Swire Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange.

"Swire Properties" Swire Properties Limited, a wholly-owned subsidiary of Swire Pacific.

The Directors of the Company as at the date of this announcement are:
Executive Directors: D M Turnbull (Chairman), P N L Chen, M Cubbon, D Ho and K G Kerr; Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and Independent Non-Executive Directors: C K M Kwok, C Lee, M M T Yang, M C C Sze and V H C Cheng.

By Order of the Board
Swire Pacific Limited
David Fu
Company Secretary

Hong Kong, 20th January 2006